UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                            (Amendment No. 7)

                            DAIG CORPORATION
                            (Name of Issuer)


                              Common Stock
     (Title of Class of Securities)

                               233902 10 5
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and or any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                             Page 1 of 6 Pages

CUSIP No. 233902 10 5          13G              Page 2 of 6 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Daniel J. Starks

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)
                                        (b)
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF           5.  SOLE VOTING POWER

SHARES              1,752,972 Shares; 11.5% of Class

BENEFICIALLY        6.  SHARED VOTING POWER

OWNED BY            1,036,628 Shares; 6.8% of Class

EACH                7.  SOLE DISPOSITIVE POWER

REPORTING           1,752,972 Shares; 11.5% of Class

PERSON              8.  SHARED DISPOSITIVE POWER

WITH                1,036,628 Shares; 6.8% of Class


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,789,600 Shares of Common Stock

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     18.3% of Class

12.  TYPE OF REPORTING PERSON*

     IN

                                  AMENDED                     Page 3 of 6 Pages
                               SCHEDULE 13G

Item 1.

     (a)  Name of Issuer

          DAIG CORPORATION

     (b)  Address of Issuer's Principal Executive Offices:

          14901 DeVeau Place
          Minnetonka, MN  55345

Item 2.

     (a)  Name of Person Filing

          Daniel J. Starks

     (b)  Address of Principal Business Office or, if none,
          Residence

          14901 DeVeau Place
          Minnetonka, MN  55345

     (c)  Title of Class of Securities

          Common Stock

     (d)  CUSIP Number

          233902 10 5

Item 3.

     Not Applicable

Item 4.   Ownership

     (a)  Amount Beneficially Owned

          2,789,600 Shares of Common Stock

     (b)  Percent of Class

          18.3% of Class

                                                Page 4 of 6 Pages

     (c)  Number of shares as to which such person has:

          (i)  Sole Power to vote or direct the vote

               1,752,972 Shares of Common Stock

          (ii) Shared Power to vote or direct the vote

               1,036,628 Shares of Common Stock, see attached Exhibit A

          (iii)Sole power to dispose or to direct the disposition of

               1,752,972 Shares of Common Stock

          (iv) Shared Power to dispose or to direct the disposition of

               1,036,628 Shares of Common Stock, see attached Exhibit A

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the
          Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

                                                Page 5 of 6 Pages


                                 SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 14, 1996



                              /S/ Daniel J. Starks
                              Director, President and Secretary
                              of Daig Corporation

                                                Page 6 of 6 Pages

                                                        Exhibit A

                      Statement Explaining Ownership
                    Responses to Item 4(c)(ii) and (iv)

     On January 29, 1996, St. Jude Medical, Inc. ("SJM") and Daig Corporation ("Daig") executed an Agreement and Plan of Merger (the "Merger Agreement"). Under the terms of the Merger Agreement, Daig would be merged with a wholly owned subsidiary of SJM and Daig would continue as the surviving corporation (the "Merger").

     In connection with the Merger Agreement, SJM and two stockholders of Daig executed a Shareholder Agreement pursuant to which such stockholders have agreed to vote 3,047,228 shares of Daig Common Stock held of record or beneficially by such stockholders (the "Shares") in favor of the Merger Agreement and their Merger at the special meeting of the stockholders of Daig to be held pursuant to the Merger Agreement (the "Daig Meeting"). In addition, such stockholders have granted to SJM irrevocable proxies to vote the Shares with respect to the Merger Agreement and the Merger. Pursuant to the Shareholder Agreement, the stockholders have also agreed not to sell, assign, otherwise transfer or encumber any of the Shares prior to the Daig Meeting or to execute any proxy with respect to any of such Shares or enter into any agreement or other arrangement relating to the voting of any of such Shares if such proxy, agreement or arrangement would be inconsistent with the proxy given to SJM. The stockholders of Daig which have executed the Shareholders Agreement and the number of shares of Daig Common Stock of each stockholder which are subject to the Shareholder Agreement and the related proxies is set forth below:

                                          Shares
       John J. Fleischhacker            2,010,600
       Daniel J. Starks                 1,036,628